Exhibit 99.2

Dear Shareholders, Given all the market volatility of the last few weeks, we thought it would be helpful to provide an update on where we stand as a company . No one is immune to the issues we are all dealing with, but as you know from our letters over the years, we have been expecting a recession and market washout for some time . Nobody could have predicted that the coronavirus would be the cause, but the markets sure turned over the last month . As to our positioning and readiness for this, we believe we are in very good shape . We think it is important for you to know a few points :  We have approximately $ 12 billion of bank lines in BAM and our four listed affiliates, all of which are very long - term, and importantly are all virtually 100 % undrawn with global financial partners who we trust .  We have approximately $ 5 billion of financial and non - core assets that can be liquidated with relative ease (even in today’s markets) should we so choose, to fund strategic investments or take care of issues . Many of these are hedged with index hedges so even if markets are down, this should offset marks that may come about due to the environment .  We have only $ 7 billion of corporate debt (against an equity market cap of $ 40 to $ 60 billion – depending on the day) and none of that debt is coming due for many years . Similarly, in our private funds and listed affiliates, we have very little debt coming due over the next few years . To the extent that we have debt due, they are financings and mortgages secured by individual assets (which confines any impact to the asset) . However, even in 2008 / 09 we were able to roll those over .  We have no ‘hung purchases’ . In fact, it’s the opposite – one way or another, every contested deal we tried to do over the past five months, we lost . We remained disciplined, which meant that we did not buy a number of businesses as their price rose . In hindsight, this was good .  We just finished raising our latest funds and co - investments, totaling over $ 50 billion . These are only 40 % invested, so we have a lot of capital to put to work in this environment . We also have the support of many leading sovereign and institutional investors in the world to augment these resources .  We partnered with Oaktree last year in anticipation of the debt markets unwinding . Now it’s taking place . The team at Oaktree is accelerating the pace of deployment of their current distressed debt fund and preparing to launch their next fund, which we think could significantly exceed the size of their last . If this turns out to be the case, the addition of this business to ours will be very additive for us and our clients . Update for Brookfield Shareholders (3/23/2020) Brookfield Asset Management Inc. 1 Update for Brookfield Shareholders

Brookfield Asset Management Inc. 2 Update for Brookfield Shareholders  Most of our businesses are very resilient, and we therefore don’t foresee major issues . Of course, with people staying home, business is slowing everywhere . In our operations, for example, our malls will be operating at a significantly reduced rate for a while (but this is a second derivative exposure as we collect rent, not run the stores, and our financing structures are in good shape), and fewer ships will travel to our ports . The bottom line is that while there are certain to be issues across our portfolio, our businesses are diversified, our financing structures are time - tested, and our resources significant to deal with this .  Much of what we own around the world is critical infrastructure – across our property, infrastructure, renewable power and industrial businesses . We are working with governments and our employees to ensure that these facilities remain operational through this period . While many are at home now, people and companies still need corporate premises, infrastructure, power, broadband, utilities and many other critical services that form the backbone of the global economy, and that Brookfield’s businesses provide . Our teams are doing their best to ensure uninterrupted delivery of these services for our customers, while operating under difficult circumstances . As to what we do now, here is how we are approaching this market volatility and uncertainty :  Most importantly, we are staying calm and ensuring our people are safe . For us, compared to the direct hit we took on 9 / 11 , this uncertainty and volatility feels manageable . In 2008 , with the banking system failing, real asset owners didn’t know if many lenders were going to exist in the future . Today, the banking system is in far better shape . It never feels very good to have this degree of chaos, but this will pass .  We are being vigilant and will continue to be disciplined . We will maintain capital for our worst - case scenarios . This is always very important, but even more so now .  We have switched our focus for investments to the listed stock markets, and through our Oaktree franchise, the traded debt market . There are some stocks and debt starting to trade at a large discount to intrinsic value and we are focused on these . We are also starting to receive calls from companies in need of capital, and we look forward to being helpful to companies in need, where we can .  Our shares have sold off along with everything else . We have been acquiring, and will continue to acquire our own shares for value when it makes sense – and in time, we are certain they will recover .  Interest rates are now 100 basis points lower than they were a month ago . The value of many real assets is therefore higher, and our clients’ need for our offerings even greater . In time, this will all flow through to our assets and the valuations of our business . Finally, a reminder regarding investing in times like these : the underlying value of a business that trades in the public market does not change on an hourly basis . Despite the fluctuations, you own a part of an actual business, not a piece of paper or electronic symbol that adjusts on a minute - by - minute basis . Acknowledging that the value of some businesses has changed, at least in the short term (airlines being the most extreme example at the moment), the long - term value of many companies – i . e . , the discounted stream of cash flows based on an estimate of growth and durability into the future – has not changed substantially over the past few months . The proviso is that a company must be able to pay its liabilities when due (stay solvent), which of course will be an issue for numerous companies in the absence of government assistance . Our focus has always been on structuring our affairs to ensure we can survive all environments, and we are confident we are in this position today . Most of our cash flow streams are of very long duration with long - term property leases, long - term power sale contracts, and long - term regulated utility rates that provide durable business revenues with strong counterparties . As a result, the change in value of our businesses in the stock market over a few months has very little to do with the underlying businesses that you, as a shareholder, own . Please remember that you each own a portion of the investment management fees our business generates, as well as a portion of each of the durable businesses and assets we own . It would be less distracting if we all owned this business together privately . That way you could read our materials, look at how each of our businesses is doing, observe the cash flows projected for many years, and not worry about how the stock market, with its short - term focus, values this information . We publish our views of how we value this business, and we encourage you to focus on these values over time (adjusted upward or downward as you see fit) and not on the stock price when volatility is at an extreme . In fact, the main reason to consider the stock price at moments like these is that it allows you to acquire a portion of our business at a large discount from its real value . It is very easy to invest in the markets when times are good, but it is in times of market decline that following the tenets of value investing matters most . We encourage you to follow them . We know this is a very stressful time for everyone . Please know that we are watching out for your capital . Be safe and please wash your hands, Bruce Flatt Chief Executive Officer March 23, 2020 Brookfield Asset Management Inc. 3 Update for Brookfield Shareholders

Brookfield Asset Management Inc. 4 Update for Brookfield Shareholders CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS AND INFORMATION All references to “ $ ” or “Dollars” are to U . S . Dollars . This letter to shareholders contains “forward - looking information” within the meaning of Canadian provincial securities laws and “forward - looking statements” within the meaning of Section 27 A of the U . S . Securities Act of 1933 , as amended, Section 21 E of the U . S . Securities Exchange Act of 1934 , as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations . Forward - looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Asset Management Inc . and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could . ” In particular, the forward - looking statements contained in this letter include statements referring to the impact of current market or economic conditions on our businesses, expected future trading price of our shares or results of future fundraising efforts by Brookfield or Oaktree, and the future state of the economy or securities market . Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward - looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward - looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Asset Management Inc . to differ materially from anticipated future results, performance or achievement expressed or implied by such forward - looking statements and information . Factors that could cause actual results to differ materially from those contemplated or implied by forward - looking statements include, but are not limited to : (i) investment returns that are lower than target ; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business ; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates ; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets ; (v) strategic actions including dispositions ; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits ; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates) ; (vii) the ability to appropriately manage human capital ; (viii) the effect of applying future accounting changes ; (ix) business competition ; (x) operational and reputational risks ; (xi) technological change ; (xii) changes in government regulation and legislation within the countries in which we operate ; (xiii) governmental investigations ; (xiv) litigation ; (xv) changes in tax laws ; (xvi) ability to collect amounts owed ; (xvii) catastrophic events, such as earthquakes and hurricanes ; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism ; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies ; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks ; (xxi) health, safety and environmental risks ; (xxii) the maintenance of adequate insurance coverage ; (xxiii) the existence of information barriers between certain businesses within our asset management operations ; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, credit, and residential development activities ; and (xxv) and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States . We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results . Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward - looking information and are cautioned not to place undue reliance on such forward - looking information . Expect where otherwise indicated, the information provided herein is based on matters as they exist as of the date hereof and not as of any future date . Unless required by law, we undertake no obligation to publicly update or otherwise revise any such information, whether written or oral, to reflect information that subsequently becomes available or circumstances existing or changes occurring after the date hereof . Past performance is not indicative nor a guarantee of future results . There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved . Certain of the information contained herein is based on or derived from information provided by independent third - party sources . While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties .